Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES Q4 AND FULL YEAR 2007 RESULTS

-- Return to Breakeven On Strong Revenue Growth, in Line With Plan -

TEL-AVIV, Israel - February 4, 2008-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM) today announced its unaudited financial results for the fourth quarter and twelve-month period ended December 31, 2007.

Financial Results for the Fourth Quarter
Revenues for the fourth quarter of 2007 were $4.9 million, a 62% increase compared with $3.0 million for the third quarter of 2007. Revenues for the fourth quarter of 2006 were $6.1 million.

On the basis of U.S. generally accepted accounted principles (GAAP), the Company recorded a net profit of $52,000, or $0.00 per ordinary share (basic and diluted), for the quarter. This compared with a net loss of $(2.4) million, or $(0.14) per ordinary share (basic and diluted), for the third quarter of 2007, and a net loss of $(0.7) million, or $(0.04) per ordinary share (basic and diluted), for the fourth quarter of 2006.

Net income for the fourth quarter of 2007 included non-cash share-based compensation expense of $141,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize the fair value of share-based incentives as compensation. Net loss for the third quarter of 2007 included non-cash share-based compensation expense of $159,000, and net loss for the fourth quarter of 2006 included a non-cash share-based compensation expense of $194,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net income for the fourth quarter of 2007 was $193,000, or $0.01 per ordinary share (basic and diluted), compared to to the non-GAAP net loss of $(2.2) million, or $(0.13) per ordinary share (basic and diluted), in the third quarter of 2007, $(519,000), or ($0.03) per ordinary share (basic and diluted), in the fourth quarter of 2006.

Financial Results for 2007
Revenues for 2007 were $13.5 million compared to $23.5 million for 2006.

On the basis of U.S. generally accepted accounted principles (GAAP), the Company’s net loss for the period was $(8.6) million, or $(0.53) per ordinary share (basic and diluted), including non-cash share-based compensation expense of $564,000 taken in respect of SFAS 123R, as explained above. This compares to net loss of $(54,000), or $(0.00) per share (basic and diluted) for 2006, which included a non-cash share-based compensation expense of $558,000.

The Company has also presented its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into RADCOM’s underlying operating results. On such non-GAAP basis, RADCOM’s net loss for 2007 was $(8.0) million, or $(0.49) per ordinary share (basic and diluted). Net income for 2006, on a non-GAAP basis, was $504,000, or $0.03 per share (basic and diluted).

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are very pleased to report a return to breakeven and a significant improvement in our revenues for the fourth quarter, which is in line with the goals of the turnaround plan that we have been following for the past four months.”

Mr. Ripstein continued, “This is an exciting time for Radcom. Over the past two quarters, we have built out our sales organization, cut overall expenses, increased our repeat sales and expanded our pipeline of new opportunities. In parallel, we have recently closed a $2.5 million PIPE transaction with a group of investors. These efforts have returned the Company to firm control and moved us forward on a path of growth. Now, with a steady hand on the rudder, we are moving forward with the goal of continuing to improve our results in the year ahead.”

Conference Call Information

RADCOM’s management will hold an interactive conference call today, February 4th, 2008, at 9:00 AM EST (16:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 407-2553

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0610

A replay of the call will be available after the call on February 4th until midnight February 11th. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (888) 295-2634

▪	From Israel (not toll free): 03-925-5921

▪	From other locations (not toll free): +972-3-925-5921

The conference call will also be accessible online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2007[a]	2006[b]	2007[c]	2006[d]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$4,879	$6,050	$13,497	$23,541
Cost of sales	1,203	2,032	5,393	7,396
Gross profit	3,676	4,018	8,104	16,145

Research and development, gross	1,756	1,818	7,378	6,826

Less - royalty-bearing participation	624	450	2,096	1,904

Research and development, net	1,132	1,368	5,282	4,922
Sales and marketing	1,966	2,402	9,279	9,196
General and administrative	554	1,088	2,391	2,553
Total operating expenses	3,652	4,858	16,952	16,671

Operating income (loss)	24	(840)	(8,848)	(526)
Financing income, net	28	127	265	472

Net income (loss)	52	(713)	(8,583)	(54)
Basic net earnings (loss) per ordinary share	$0.00	$(0.04)	$(0.53)	$0.00
Diluted net earnings (loss) per ordinary share	$0.00	$(0.04)	$(0.53)	$0.00
Weighted average number of ordinary shares used in computing basic net earnings (loss) per ordinary share	16,364,888	16,096,932	16,339,157	15,894,036
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per ordinary share	16,364,888	16,096,932	16,339,157	15,894,036

Note a: The Company’s results for the fourth quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $141,000 allocated as follows: $6,000 to cost of sales, $39,000 to research and development, $47,000 to sales and marketing and $49,000 to general and administrative.

Note b: The Company’s results for the fourth quarter of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $194,000 allocated as follows: $3,000 to cost of sales, $32,000 to research and development, $52,000 to sales and marketing and $107,000 to general and administrative.

Note c: The Company’s results for the year 2007 according to U.S. GAAP include non-cash share-based compensation expense of $564,000 allocated as follows: $18,000 to cost of sales, $123,000 to research and development, $203,000 to sales and marketing and $220,000 to general and administrative.

Note d: The Company’s results for year 2006 according to U.S. GAAP include non-cash share-based compensation expense of $558,000 allocated as follows: $14,000 to cost of sales, $113,000 to research and development, $193,000 to sales and marketing and $238,000 to general and administrative.

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	December 31, 2007	December 31, 2006
	(unaudited)	( unaudited )
Current Assets
Cash and cash equivalents	3,763	2,007
Short term bank deposits	-	8,060
Trade receivables, net	6,589	10,461
Inventories	3,454	2,675
Other current assets	1,150	955
Total Current Assets	14,956	24,158

Assets held for severance benefits	2,480	2,187

Property and equipment, net	1,460	1,408

Total Assets	18,896	27,753

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,392	2,551
Current deferred revenue	1,593	1,534
Other payables and accrued expenses	4,668	4,290
Total Current Liabilities	7,653	8,375

Long-Term Liabilities
Long-term deferred revenue	425	1,109
Liability for employees’ severance pay benefits	3,240	2,896
Total Long-Term Liabilities	3,665	4,005

Total Liabilities	11,318	12,380

Shareholders' Equity
Share capital	122	120
Additional paid-in capital	48,328	47,542
Accumulated deficit	(40,872)	(32,289)
Total Shareholders' Equity	7,578	15,373

Total Liabilities and Shareholders' Equity	18,896	27,753